UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

Office No. 5, 17/F., PeakCastle

No. 476 Castle Peak Road, Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

On June 5, 2026, Dreamland Limited (the “Company”) announced that it expects to implement a 1-for-25 reverse stock split (the “Reverse Stock Split”) as approved and authorized by a majority of the shareholders of the Company at an extraordinary meeting of shareholders held on April 1, 2026 and adopted by a written resolution of the board of directors of the Company dated May 8, 2026.

Proposed Timing of the Reverse Stock Split

Subject to the Company’s satisfaction of Nasdaq Operations notice requirements, the Company expects the Reverse Stock Split to become effective on June 15, 2026, with trading to begin on a split-adjusted basis at the market open on that day.

Pre-Reverse Stock Split Issued and Outstanding Share Capital

As of the date of this Report, and immediately prior to the effectiveness of the Reverse Stock Split, the Company’s total issued and outstanding share capital consists of 37,738,905 ordinary shares, comprised of:

●	37,538,905 Class A ordinary shares (par value US$0.00005 each, with 1 vote per share); and

●	200,000 Class B ordinary shares (par value US$0.00005 each, with 12 votes per share).

Post-Reverse Stock Split Issued and Outstanding Share Capital

Upon the effectiveness of the Reverse Stock Split, the Company’s issued and outstanding share capital is expected to be adjusted to approximately 1,509,557 ordinary shares, comprised of:

●	Approximately 1,501,557 Class A ordinary shares (par value US$0.00125 each, with 1 vote per share); and

●	Approximately 8,000 Class B ordinary shares (par value US$0.00125 each, with 12 votes per share).

No fractional shares will be issued in connection with the Reverse Stock Split. All fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

In connection with the Reverse Stock Split, the Company filed an excerpt of the written resolution of board of directors reflecting the relevant changes, with the Registry of Companies of the Cayman Islands on May 8, 2026 to reduce the authorized share capital of the Company from US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 class A ordinary shares with a par value of US$0.00005 each with 1 vote per share and (b) 100,000,000 class B ordinary shares with a par value of US$0.00005 each with 12 votes per share to US$100,000 divided into 80,000,000 shares with a par value of US$0.00125 each, comprising (a) 76,000,000 class A ordinary shares with a par value of US$0.00125 each with 1 vote per share and (b) 4,000,000 class B ordinary shares with a par value of US$0.00125 each with 12 votes per share, the reduction at the same ratio as its reduction in the issued and outstanding shares.

No other material changes to the terms of the Company’s securities are anticipated in connection with the Reverse Stock Split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on June 5, 2026.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer